UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

UNWIRED PLANET, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

91531F103
(CUSIP Number)

Hank Brier
General Counsel
Indaba Capital Management, LLC
One Letterman Drive, Building D, Suite DM700
San Francisco, California 94129
(415) 680-1180
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91531F103	SCHEDULE 13D/A	Page 2 of 9 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,073,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,073,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,073,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.19% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1) Calculation of the foregoing percentage is based on 108,700,629 shares of Common Stock, par value $0.001 per share, of Unwired Planet, Inc. (the “Issuer”) based on information provided by the Issuer in its Form 8-K filed on September 13, 2013.

CUSIP No. 91531F103	SCHEDULE 13D/A	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,073,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,073,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,073,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.19% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Calculation of the foregoing percentage is based on 108,700,629 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in its Form 8-K filed on September 13, 2013.

CUSIP No. 91531F103	SCHEDULE 13D/A	Page 4 of 9 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,073,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,073,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,073,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.19% (1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Calculation of the foregoing percentage is based on 108,700,629 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in its Form 8-K filed on September 13, 2013.

CUSIP No. 91531F103	SCHEDULE 13D/A	Page 5 of 9 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,073,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,073,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,073,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.19% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Calculation of the foregoing percentage is based on 108,700,629 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in Form
8-K filed on September 13, 2013.

CUSIP No. 91531F103	SCHEDULE 13D	Page 6 of 9 pages

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by Indaba Capital Management, LLC, a Delaware limited liability company, Indaba Partners, LLC, a Delaware limited liability company, Indaba Capital Fund, L.P., a Cayman Islands exempted limited partnership, and Derek C. Schrier, a United States citizen (collectively, the “Reporting Persons”) with the United States Securities and Exchange Commission (the “SEC”) on July 8, 2013 (the “Initial Schedule 13D”), relating to Common Stock, par value $0.001 per share (the “Common Stock”), of Unwired Planet, Inc., a Delaware corporation (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Initial Schedule 13D is hereby supplementally amended as follows:

Item 3.    Source or Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of the Initial Schedule 13D, as amended by this Schedule 13D/A, are incorporated herein by reference.

The shares of Common Stock held by the Fund were purchased with the working capital of the Fund, except for the 225,904 Additional Shares the Issuer issued to the Fund in consideration for providing its Purchase Commitment.    The aggregate purchase price paid for the shares of Common Stock, other than the Additional Shares, was approximately $18,187,273, including broker commissions.

Item 4.    Purpose of Transaction.

The responses to Items 3, 5 and 6 of the Initial Schedule 13D, as amended by this Schedule 13D/A, are incorporated herein by reference.

Pursuant to (i) the registration statement on Form S-3 (the “Form S-3”) filed by the Issuer on June 28, 2013 and that became effective on August 14, 2013 and (ii) the Prospectus filed by the Issuer on August 15, 2013 pursuant to Rule 424(b)(3), the Issuer distributed at no charge to each holder of Common Stock non-transferable subscription rights to purchase 0.07533 shares of Common Stock for each share of Common Stock held by such holder as of July 8, 2013 at a subscription price equal to $1.66 per share (the “rights offering”). The Fund exercised its rights in the rights offering and, on September 9, 2013, purchased an aggregate of 601,922 shares of Common Stock at a price of $1.66 per share.

Pursuant to the terms of the Purchase Agreement, on September 16, 2013, the Fund fulfilled its Purchase Commitment by purchasing an aggregate of 2,255,461 shares of Common Stock, which were the remaining shares of Common Stock that were not purchased through the exercise of rights in the rights offering at a price of $1.66 per share.  In addition, in consideration for providing its Purchase Commitment, the Issuer agreed to issue the Fund a number of additional shares of Common Stock equal to 3% of the Fund’s Purchase Commitment (the “Additional Shares”).  Accordingly, on September 16, 2013, the Company issued 225,904 Additional Shares to the Fund.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, exercising the right to designate one or more members of the Board of Directors of the Issuer described above, engaging in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons’ investment in the Issuer, purchasing additional Common Stock, selling some or all of their Common Stock, purchasing additional Notes, selling some or all of their Notes, engaging in hedging or similar transactions with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

CUSIP No. 91531F103	SCHEDULE 13D	Page 7 of 9 pages

Item 5.    Interest in Securities of the Issuer.

(a), (b) The following disclosure assumes that there are 108,700,629 shares of Common Stock, par value $0.001 per share, of the Issuer outstanding based on information provided by the Issuer in its Form 8-K filed on September 13, 2013.  Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Commission pursuant to the Exchange Act:  (i) the Fund may be deemed to beneficially own the 11,073,780 shares of Common Stock that it holds, representing approximately 10.19% of the Common Stock outstanding; (ii) in its capacity as the sole investment manager of the Fund, the Investment Manager may be deemed to beneficially own 11,073,780 shares of Common Stock, representing approximately 10.19% of the Common Stock outstanding; (iii) in its capacity as the sole general partner of the Fund, the General Partner may be deemed to beneficially own 11,073,780 shares of Common Stock, representing approximately 10.19% of the Common Stock outstanding; and (iv) in his capacity as the sole Senior Managing Member of the Investment Manager and the General Partner, the Senior Managing Member may be deemed to beneficially own 11,073,780 shares of Common Stock, representing approximately 10.19% of the Common Stock outstanding.

Each of the of the Executive Officers and other members of the Investment Manager and the General Partner other than the Senior Managing Member disclaims beneficial ownership of the shares of Common Stock that either the Investment Manager or the General Partner may be deemed to beneficially own.  The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

(c)         The Reporting Persons entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule A.

(d)         Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)         Not applicable.

CUSIP No. 91531F103	SCHEDULE 13D	Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 17, 2013

INDABA CAPITAL MANAGEMENT, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
DEREK C. SCHRIER

CUSIP No. 91531F103	SCHEDULE 13D	Page 9 of 9 pages

SCHEDULE A

TRANSACTIONS IN THE COMMON STOCK EFFECTED BY THE REPORTING PERSONS WITHIN THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Common Stock.  Each of the following transactions was effected for the account of Indaba Capital Fund, L.P. (the “Fund”).  The transaction that occurred on September 9, 2013 was effected pursuant to the Fund’s exercise of its rights in the Company’s rights offering.  The transactions that occurred on September 16, 2013 were effected pursuant to a purchase agreement entered into between Unwired Planet, Inc. and the Fund.

Date of Transaction	Purchase or Sale	Amount of Shares Purchased (Sold)	Price Per Share (excluding commissions)
09/9/13	Purchase	601,922	$1.66
09/16/13	Purchase	2,255,461	$1.66
09/16/13	Purchase	225,904	$0.00